Exhibit 99.2

Interim Condensed Consolidated Financial Statements of

CGI GROUP INC.

For the three months ended December 31, 2013 and 2012

(unaudited)

Interim Condensed Consolidated Statements of Earnings

For the three months ended December 31

(in thousands of Canadian dollars, except share data) (unaudited)

	2013	2012
	$	$
Revenue	2,644,710	2,532,929

Operating expenses
Costs of services, selling and administrative	2,341,314	2,320,922
Integration-related costs (Note 5)	22,615	153,419
Finance costs	28,438	27,197
Finance income	(1,080)	(1,661)
Foreign exchange loss	468	2,516

	2,391,755	2,502,393

Earnings before income taxes	252,955	30,536
Income tax expense	63,165	8,091

Net earnings	189,790	22,445

Earnings per share (Note 8c)
Basic earnings per share	0.62	0.07
Diluted earnings per share	0.60	0.07

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2013 and 2012	1

Interim Condensed Consolidated Statements of Comprehensive Income

For the three months ended December 31

(in thousands of Canadian dollars) (unaudited)

	2013	2012
	$	$
Net earnings	189,790	22,445

Items that will be reclassified subsequently to net earnings:
Net unrealized gains on translating financial statements of foreign operations (net of income taxes)[1]	221,643	114,619
Net unrealized losses on derivative financial instruments and on translating long-term debt designated as hedges of net investments in foreign operations (net of income taxes)	(84,389)	(52,213)
Net unrealized gains (losses) on cash flow hedges (net of income taxes)	2,070	(267)
Net unrealized gains (losses) on investments available for sale (net of income taxes)	30	(122)
Items that will not be reclassified subsequently to net earnings:
Net unrealized actuarial gains (losses) (net of income taxes)	2,573	(10,535)

Other comprehensive income	141,927	51,482

Comprehensive income	331,717	73,927

[1]

During the year ended September 30, 2013, the Company finalized the purchase price allocation and has retrospectively revised the impact of changes to the preliminary purchase price allocation. As a result, net unrealized gains on translating financial statements of foreign operations were revised from $112,156,000 to $114,619,000.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2013 and 2012	2

Interim Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars) (unaudited)

	As at December 31, 2013	As at September 30, 2013
	$	$
Assets
Current assets
Cash and cash equivalents (Note 4)	206,144	106,199
Short-term investments	364	69
Accounts receivable	1,464,963	1,205,625
Work in progress	1,011,134	911,848
Prepaid expenses and other current assets	229,126	219,721
Income taxes	12,190	17,233

Total current assets before funds held for clients	2,923,921	2,460,695
Funds held for clients	416,204	222,469

Total current assets	3,340,125	2,683,164
Property, plant and equipment	486,512	475,143
Contract costs	138,918	140,472
Intangible assets	700,176	708,165
Other long-term assets	129,428	110,321
Deferred tax assets	381,649	368,217
Goodwill	6,624,164	6,393,790

	11,800,972	10,879,272

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,210,654	1,125,916
Accrued compensation	705,543	713,933
Deferred revenue	601,334	508,267
Income taxes	191,606	156,358
Provisions (Note 5)	177,777	223,074
Current portion of long-term debt (Note 6)	558,879	534,173

Total current liabilities before clients’ funds obligations	3,445,793	3,261,721
Clients’ funds obligations	413,933	220,279

Total current liabilities	3,859,726	3,482,000
Long-term provisions (Note 5)	104,829	109,011
Long-term debt (Note 6)	2,567,367	2,332,377
Other long-term liabilities	661,520	591,763
Deferred tax liabilities	154,538	155,329
Retirement benefits obligations	154,065	153,095

	7,502,045	6,823,575

Equity
Retained earnings	1,695,071	1,551,956
Accumulated other comprehensive income (Note 7)	263,782	121,855
Capital stock (Note 8a)	2,191,593	2,240,494
Contributed surplus	148,481	141,392

	4,298,927	4,055,697

	11,800,972	10,879,272

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2013 and 2012	3

Interim Condensed Consolidated Statements of Changes in Equity

For the three months ended December 31

(in thousands of Canadian dollars) (unaudited)

	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
	$	$	$	$	$
Balance as at September 30, 2013	1,551,956	121,855	2,240,494	141,392	4,055,697
Net earnings for the period	189,790	—	—	—	189,790
Other comprehensive income for the period	—	141,927	—	—	141,927

	1,741,746	263,782	2,240,494	141,392	4,387,414
Share-based payment costs	—	—	—	10,012	10,012
Income tax impact associated with stock options	—	—	—	2,130	2,130
Exercise of stock options (Note 8a)	—	—	26,532	(5,535)	20,997
Repurchase of Class A subordinate shares (Note 8a)	(46,675)	—	(53,325)	—	(100,000)
Purchase of Class A subordinate shares held in trust (Note 8a)	—	—	(23,016)	—	(23,016)
Resale of shares held in trust (Note 8a)	—	—	908	482	1,390

Balance as at December 31, 2013	1,695,071	263,782	2,191,593	148,481	4,298,927

	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
	$	$	$	$	$
Balance as at September 30, 2012 as retrospectively revised[1]	1,113,225	294	2,201,694	107,690	3,422,903
Net earnings for the period	22,445	—	—	—	22,445
Other comprehensive income for the period[1]	—	51,482	—	—	51,482

	1,135,670	51,776	2,201,694	107,690	3,496,830
Share-based payment costs	—	—	—	6,960	6,960
Income tax impact associated with stock options	—	—	—	(5,811)	(5,811)
Exercise of stock options (Note 8a)	—	—	9,115	(2,075)	7,040
Repurchase of Class A subordinate shares (Note 8a)	(77)	—	(35)	—	(112)
Purchase of Class A subordinate shares held in trust (Note 8a)	—	—	(7,663)	—	(7,663)

Balance as at December 31, 2012	1,135,593	51,776	2,203,111	106,764	3,497,244

[1]

During the year ended September 30, 2013, the Company finalized the purchase price allocation and has retrospectively revised the impact of changes to the preliminary purchase price allocation. As a result, accumulated other comprehensive income was revised from $48,744,000 to $51,776,000.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2013 and 2012	4

Interim Condensed Consolidated Statements of Cash Flows

For the three months ended December 31

(tabular amounts only are in thousands of Canadian dollars) (unaudited)

	2013	2012
	$	$
Operating activities
Net earnings	189,790	22,445
Adjustments for:
Amortization and depreciation	110,464	114,008
Deferred income taxes	(527)	(17,682)
Foreign exchange loss	1,103	707
Share-based payment costs	10,012	6,960
Net change in non-cash working capital items (Note 9)	(244,538)	98,092

Cash provided by operating activities	66,304	224,530

Investing activities
Net change in short-term investments	(295)	(109)
Purchase of property, plant and equipment	(50,327)	(39,857)
Additions to contract costs	(12,764)	(9,167)
Additions to intangible assets	(15,378)	(9,907)
Additions to other long-term assets	—	(1,322)
(Purchase) proceeds from sale of long-term investments	(8,307)	683
Payments received from long-term receivable	1,842	—

Cash used in investing activities	(85,229)	(59,679)

Financing activities
Net change in credit facility	214,274	(119,095)
Increase of long-term debt	27,731	881
Repayment of long-term debt	(15,848)	(11,898)
Purchase of Class A subordinate shares held in trust (Note 8a)	(23,016)	(7,663)
Resale of shares held in trust	1,390	—
Repurchase of Class A subordinate shares (Note 8a)	(100,000)	(112)
Issuance of Class A subordinate shares, net of transaction costs	20,102	6,594

Cash provided by (used in) financing activities	124,633	(131,293)

Effect of foreign exchange rate changes on cash and cash equivalents	(5,763)	363

Net increase in cash and cash equivalents	99,945	33,921
Cash and cash equivalents, beginning of period	106,199	113,103

Cash and cash equivalents, end of period (Note 4)	206,144	147,024

Supplementary cash flow information (Note 9).

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2013 and 2012	5

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

1.	Description of business

CGI Group Inc. (the “Company”), directly or through its subsidiaries, manages information technology services (“IT services”) as well as business process services (“BPS”) to help clients effectively realize their strategies and create added value. The Company’s services include the management of IT and business processes (“outsourcing”), systems integration and consulting including the sale of business solutions. The Company was incorporated under Part IA of the Companies Act (Québec) predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011 and its shares are publicly traded. The executive and registered office of the Company is situated at 1350, René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.

2.	Basis of preparation

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). In addition, the interim condensed consolidated financial statements have been prepared in accordance with the accounting policies set out in Note 3, “Summary of significant accounting policies” of the Company’s consolidated financial statements for the year ended September 30, 2013, which are based on International Financial Reporting Standards (“IFRS”) and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations. The accounting policies were consistently applied to all periods presented except for the new accounting policies adopted effective October 1, 2013 (Note 3).

These interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended September 30, 2013.

The Company’s interim condensed consolidated financial statements for the three months ended December 31, 2013 and 2012 were authorized for issue by the Board of Directors on January 29, 2014.

3.	Change in accounting policies

The following new and amended standards have been adopted by the Company effective October 1, 2013:

IFRS 10 – Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10, “Consolidated Financial Statements”, which builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a company’s consolidated financial statements. The adoption of IFRS 10 did not result in any significant impact on the Company’s interim condensed consolidated financial statements.

IFRS 12 – Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12, “Disclosure of Interests in Other Entities”, which provides guidance on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and structured entities. The standard requires disclosure of the nature and risks associated with the Company’s interests in other entities and the effects of those interests in its financial position, financial performance and cash flows. These disclosures are required in the Company’s annual consolidated financial statements.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2013 and 2012	6

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

3.	Change in accounting policies (continued)

IFRS 13 – Fair Value Measurement

In May 2011, the IASB issued IFRS 13, “Fair Value Measurement”, which provides guidance for fair value measurements by providing a definition of fair value and a single source of fair value measurement and disclosure requirements. IFRS 13 applies when other IFRS standards require or permit fair value measurements. The adoption of IFRS 13 did not result in any significant impact on the Company’s interim condensed consolidated financial statements other than to give rise to additional disclosures (Note 11).

IAS 1 – Presentation of Financial Statements

In June 2011, the IASB amended IAS 1, “Presentation of Financial Statements”, to require grouping together items within the statement of comprehensive income that may be reclassified to the statement of earnings. As a result, the Company has grouped items within its interim condensed consolidated statements of comprehensive income and accumulated other comprehensive income by items that will and will not be reclassified subsequently to interim condensed consolidated statements of earnings.

IAS 19 – Employee Benefits

In June 2011, the IASB amended IAS 19, “Employee Benefits”, to adjust the calculation of the financing cost component of defined benefit plans and to enhance disclosure requirements. As a result, the Company calculated a net interest expense/income on the net defined benefit liability/asset. The net interest on the defined benefit liability or asset replaces the interest cost on the defined benefit obligation and the expected return on plan assets. The adoption of IAS 19 did not result in any significant impact on the Company’s interim condensed consolidated financial statements. The additional disclosures will be included in the Company’s annual consolidated financial statements.

IAS 19 – Employee Benefits (Amendment)

In November 2013, the IASB amended IASB 19, “Employee Benefits”, to permit the recognition of certain contributions from employees as a reduction of the service cost in the period in which the related service is rendered. The amendment applies to contributions from employees set out in the formal terms of the plan, linked to service and independent of the number of years of service. The Company has early adopted the amendment of IAS 19 which is effective on or after July 1, 2014. The amendment did not result in any significant impact on the Company’s interim condensed consolidated financial statements.

4.	Cash and cash equivalents

	As at December 31, 2013	As at September 30, 2013
	$	$
Cash	205,500	105,677
Cash equivalents	644	522

	206,144	106,199

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2013 and 2012	7

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

5.	Provisions

The Company’s provisions consist of liabilities for leases of premises that the Company has vacated, litigation and claim provisions arising in the ordinary course of business and decommissioning liabilities for operating leases of office buildings where certain arrangements require premises to be returned to their original state at the end of the lease term. The Company also records restructuring provisions related to business acquisitions.

During the three months ended December 31, 2013, the Company expensed $22,615,000 of the announced integration program of $525,000,000. This amount includes integration costs for the termination of employees to transform the operations of Logica plc (“Logica”) to the Company’s operating model of $11,222,000 and other integration costs of $11,393,000. During the three months ended December 31, 2012, the integration costs of $153,419,000 included integration costs for the termination of employees to transform the operations of Logica to the Company’s operating model of $135,581,000 and other integration costs of $17,838,000.

During the three months ended December 31, 2013, the Company paid $53,325,000 ($57,305,000 during the three months ended December 31, 2012) related to the integration program and $2,696,000 ($13,420,000 during the three months ended December 31, 2012) related to the restructuring program of Logica announced on December 14, 2011 before the Company’s acquisition of Logica.

6.	Long-term debt

During the three months ended December 31, 2013, the unsecured revolving credit facility of $1,500,000,000 was extended by one year to December 2017. All other terms and conditions including interest rates and banking covenants remain unchanged.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2013 and 2012	8

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

7.	Accumulated other comprehensive income

	As at December 31, 2013	As at September 30, 2013
	$	$
Items that will be reclassified subsequently to net earnings:
Net unrealized gains on translating financial statements of foreign operations, net of accumulated income tax expense of $30,489 as at December 31, 2013 ($18,818 as at September 30, 2013)	512,053	290,410
Net unrealized losses on derivative financial instruments and on translating long-term debt designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $34,463 as at December 31, 2013 ($21,349 as at September 30, 2013)	(222,103)	(137,714)
Net unrealized losses on cash flow hedges, net of accumulated income tax recovery of $1,727 as at December 31, 2013 ($3,085 as at September 30, 2013)	(4,139)	(6,209)
Net unrealized gains on investments available for sale, net of accumulated income tax expense of $656 as at December 31, 2013 ($617 as at September 30, 2013)	1,665	1,635
Items that will not be reclassified subsequently to net earnings:
Net unrealized actuarial losses, net of accumulated income tax recovery of $5,812 as at December 31, 2013 ($5,788 as at September 30, 2013)	(23,694)	(26,267)

	263,782	121,855

For the three months ended December 31, 2013, $1,522,000 of the net unrealized losses previously recognized in other comprehensive income, net of income tax recovery of $781,000, were reclassified to net earnings for derivatives designated as cash flow hedges.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2013 and 2012	9

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

8.	Capital stock, share-based payments and earnings per share

a) CAPITAL STOCK

	Class A subordinate shares		Class B shares		Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
			$		$	$
As at September 30, 2013	277,149,380	2,194,075	33,272,767	46,419	310,422,147	2,240,494
Issued upon exercise of stock options[1]	1,453,634	26,532	—	—	1,453,634	26,532
Repurchased and cancelled[2]	(2,490,660)	(53,325)	—	—	(2,490,660)	(53,325)
Purchased and held in trust[3]	—	(23,016)	—	—	—	(23,016)
Resale of shares held in trust[4]	—	908	—	—	—	908

As at December 31, 2013	276,112,354	2,145,174	33,272,767	46,419	309,385,121	2,191,593

[1]

The carrying value of Class A subordinate shares includes $5,535,000 ($2,075,000 as at December 31, 2012) which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the period.

[2]

On January 30, 2013, the Company’s Board of Directors authorized the renewal of a Normal Course Issuer Bid (“NCIB”) for the purchase of up to 20,685,976 Class A subordinate shares for cancellation on the open market through the Toronto Stock Exchange (“TSX”). The Class A subordinate shares were available for purchase commencing February 11, 2013, until no later than February 10, 2014, or on such earlier date when the Company completes its purchases or elects to terminate the bid.

During the three months ended December 31, 2013, the Company repurchased 2,490,660 Class A subordinate shares from the Caisse de dépôt et placement du Québec for a cash consideration of $100,000,000. The excess of the purchase price over the carrying value in the amount of $46,675,000 was charged to retained earnings. In accordance with the requirements of TSX, the repurchased shares have been taken into account in calculating the annual aggregate limit that the Company is entitled to repurchase under its current NCIB.

During the three months ended December 31, 2012, the Company repurchased 5,000 Class A subordinate shares for a cash consideration of $112,000 and the excess of the purchase price over the carrying value in the amount of $77,000 was charged to retained earnings.

[3]

The trustee, in accordance with the terms of the performance share units (“PSU”) plan and a Trust Agreement, purchased 619,888 Class A subordinate shares of the Company on the open market for $23,016,000 during the three months ended December 31, 2013. During the three months ended December 31, 2012, the trustee purchased 336,849 Class A subordinate shares for $7,663,000. As at December 31, 2013, 1,771,007 Class A subordinate shares were held in trust under the PSU plan (1,200,715 Class A subordinate shares as at December 31, 2012) (Note 8b).

[4]

During the three months ended December 31, 2013, the trustee sold 35,576 Class A subordinate shares that were held in trust on the open market in accordance with the terms of the PSU plan. The excess of proceeds over the carrying value of the Class A subordinate shares, in the amount of $482,000, resulted in an increase of contributed surplus. During the three months ended December 31, 2012, the trustee did not sell any Class A subordinate shares.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2013 and 2012	10

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

8.	Capital stock, share-based payments and earnings per share (continued)

b) SHARE-BASED PAYMENTS

i) Stock options

Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, stock options to purchase Class A subordinate shares to certain employees, officers, directors and consultants of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the TSX on the day preceding the date of the grant. Stock options generally vest over four years from the date of grant conditionally upon achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.

The following table presents information concerning the number of outstanding stock options granted by the Company:

Outstanding as at September 30, 2013	20,209,569
Granted	4,846,382
Exercised	(1,453,634)
Forfeited	(818,330)

Outstanding as at December 31, 2013	22,783,987

The fair value of stock options granted in the period and the weighted average assumptions used in the calculation of their fair value on the date of grant using the Black-Scholes option pricing model were as follows:

	For the three months ended December 31
	2013	2012
Grant date fair value ($)	7.92	4.94
Dividend yield (%)	0.00	0.00
Expected volatility (%)[1]	23.77	23.79
Risk-free interest rate (%)	1.56	1.25
Expected life (years)	4.00	4.00
Exercise price ($)	37.01	23.65
Share price ($)	37.01	23.65

[1]	Expected volatility was determined using statistical formulas and based on the weekly historical average of closing daily share prices over the period of the expected life of stock option.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2013 and 2012	11

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

8.	Capital stock, share-based payments and earnings per share (continued)

b) SHARE-BASED PAYMENTS (CONTINUED)

ii) Performance share units

Under the PSU plan, the Board of Directors may grant PSUs to senior executives and other key employees (“participants”) which entitle them to receive one Class A subordinate share for each PSU. The vesting performance conditions are determined by the Board of Directors at the time of each grant. PSUs expire on December 31 of the third calendar year following the end of the fiscal year during which the PSU award is made, except in the event of retirement, termination of employment or death. Granted PSUs vest annually over a period of four years from the date of grant conditionally upon achievement of objectives.

Class A subordinate shares purchased in connection with the PSU plan are held in trust for the benefit of the participants. The trust, considered as a special purpose entity, is consolidated in the Company’s consolidated financial statements with the cost of the purchased shares recorded as a reduction of capital stock (Note 8a).

The following table presents information concerning the number of outstanding PSUs granted by the Company:

Outstanding as at September 30, 2013	1,186,695
Granted[1]	619,888
Forfeited	(35,576)

Outstanding as at December 31, 2013	1,771,007

[1]	The PSUs granted in the period had a grant date fair value of $36.15 per unit.

c) EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the three months ended December 31:

	2013			2012
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	189,790	308,482,085	0.62	22,445	306,637,866	0.07
Net effect of dilutive stock options and PSUs[2]		10,197,208			8,423,613

	189,790	318,679,293	0.60	22,445	315,061,479	0.07

[1]

The 2,490,660 Class A subordinate shares repurchased and 1,711,007 Class A subordinate shares held in trust during the three months ended December 31, 2013 (5,000 and 1,200,715, respectively, during the three months ended December 31, 2012), were excluded from the calculation of weighted average number of shares outstanding as of the date of transaction.

[2]

The calculation of the diluted earnings per share excluded 4,841,382 stock options for the three months ended December 31, 2013 (4,809,947 for the three months ended December 31, 2012), as they were anti-dilutive.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2013 and 2012	12

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

9.	Supplementary cash flow information

a)	Net change in non-cash working capital items is as follows for the three months ended December 31:

	2013	2012
	$	$
Accounts receivable	(217,288)	(107,602)
Work in progress	(56,540)	142,149
Prepaid expenses and other assets	(3,949)	(11,809)
Accounts payable and accrued liabilities	38,976	122,688
Accrued compensation	(35,758)	(59,860)
Provisions	(62,550)	73,942
Deferred revenue	51,590	(27,276)
Other long-term liabilities	6,804	(38,297)
Income taxes	34,177	4,157

	(244,538)	98,092

b)	Interest paid and received and income taxes paid are classified within operating activities and are as follows for the three months ended December 31:

	2013	2012
	$	$
Interest paid	35,359	34,246
Interest received	371	740
Income taxes paid	24,117	21,757

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2013 and 2012	13

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

10.	Segmented information

The Company is managed through seven operating segments, namely: United States of America (“U.S.”); Nordics, Southern Europe and South America (“NSESA”); Canada; France (including Luxembourg and Morocco); United Kingdom (“U.K.”); Central and Eastern Europe (including Netherlands, Germany and Belgium) (“CEE”); and Asia Pacific (including Australia, India, Philippines and the Middle East) which are based on its geographic delivery model.

The following presents information on the Company’s operations based on its current management structure.

For the three months ended December 31, 2013	U.S.	NSESA	Canada	France	U.K.	CEE	Asia Pacific	Total
	$	$	$	$	$	$	$	$
Segment revenue	685,592	548,792	420,945	331,475	287,236	269,438	101,232	2,644,710

Earnings before integration-related costs, finance costs, finance income and income tax expense[1]	67,339	49,146	90,114	35,717	21,112	28,177	11,323	302,928
Integration-related costs								(22,615)
Finance costs								(28,438)
Finance income								1,080

Earnings before income taxes								252,955

[1]

Total amortization and depreciation of $110,169,000 included in the U.S., NSESA, Canada, France, U.K., CEE and Asia Pacific operating segments is $27,845,000, $21,755,000, $22,265,000, $8,250,000, $16,602,000, $7,863,000 and $5,589,000 respectively, for the three months ended December 31, 2013.

For the three months ended December 31, 2012	U.S.	NSESA	Canada	France	U.K.	CEE	Asia Pacific	Total
	$	$	$	$	$	$	$	$
Segment revenue	577,328	533,651	427,704	321,440	292,909	262,696	117,201	2,532,929

Earnings before integration-related costs, finance costs, finance income and income tax expense[1]	60,404	17,245	83,626	13,218	9,135	15,082	10,781	209,491
Integration-related costs								(153,419)
Finance costs								(27,197)
Finance income								1,661

Earnings before income taxes								30,536

[1]

Total amortization and depreciation of $113,710,000 included in the U.S., NSESA, Canada, France, U.K., CEE and Asia Pacific operating segments is $23,022,000, $24,115,000, $25,733,000, $10,313,000, $18,005,000, $6,092,000 and $6,430,000 respectively, for the three months ended December 31, 2012.

The accounting policies of each operating segment are the same as those described in the summary of significant accounting policies (Note 3) of the Company’s consolidated financial statements for the year ended September 30, 2013. Intersegment revenue is priced as if the revenue was from third parties.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2013 and 2012	14

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

11.	Financial instruments

FAIR VALUE

All financial instruments are initially measured at their fair values. Subsequently, the financial assets designated as held-to-maturity and loans and receivables, as well as financial liabilities designated as other liabilities are measured at their amortized cost using the effective interest rate method. The financial assets and liabilities designated as fair value through earnings (“FVTE”) and designated as available for sale are measured subsequently at their fair values. The Company has made the following classifications:

FVTE

Cash and cash equivalents, short-term investments (other than those included in funds held for clients) and derivatives (unless they qualify for hedge accounting). In addition, deferred compensation plan assets consisting of units in investment funds within other long-term assets were designated by management as FVTE upon initial recognition as this reflected management’s investment strategy.

Loan and receivables

Trade accounts receivable and cash included in funds held for clients.

Available for sale

Long-term bonds included in funds held for clients and long-term investments.

Other liabilities

Accounts payable and accrued liabilities, accrued compensation, long-term debt excluding obligations under finance leases and clients’ funds obligations.

At December 31, 2013, the estimated fair values of trade accounts receivable, cash included in funds held for clients, accounts payable and accrued liabilities, accrued compensation and clients’ funds obligations approximate their respective carrying values.

The fair values of long-term bonds included in funds held for clients and long-term investments are determined by discounting the future cash flows using the observable input data, such as interest rate yield curves or credit spreads, or according to similar transactions on an arm’s-length basis.

The fair values of Senior U.S. unsecured notes, the unsecured committed revolving facility and the unsecured committed term loan credit facility are estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions. The estimated fair values of other long-term debt obligations approximate their carrying values.

The fair values of the derivatives are valued using the following valuation techniques:

-	The fair value of foreign currency forward contracts is determined using forward exchange rates at the end of the reporting period;

-	The fair value of cross-currency swaps and interest rate swaps is determined based on market data (primarily yield curves, exchange rates and interest rates) to calculate the present value of all estimated cash flows.

As at December 31, 2013, there were no changes in valuation techniques.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2013 and 2012	15

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

11.	Financial instruments (continued)

The following table summarizes the fair value of financial instruments except for those whose carrying value approximates fair value:

	Recorded in	As at December 31, 2013	As at September 30, 2013
		$	$
FINANCIAL INSTRUMENTS OTHER THAN DERIVATIVES
Cash and cash equivalents	Cash and cash equivalents	206,144	106,199
Short-term investments	Short-term investments	364	69
Long-term bonds	Funds held for clients	195,265	187,816
Deferred compensation plan assets	Other long-term assets	29,024	24,752
Long-term investments	Other long-term assets	29,337	20,333
Long-term debts	Long-term debt	2,986,491	2,749,602

DERIVATIVES
Hedges on net investments in foreign operations
$1,153,700 cross-currency swaps in euro designated as a hedging instrument of the Company’s net investment in European operations ($1,153,700 as at September 30, 2013)	Other long-term liabilities	204,350	137,795
Cash flow hedges on future revenue

US$49,400 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Canadian dollar (US$56,800 as at September 30, 2013)

	Other current assets Other long-term assets Accrued liabilities Other long-term liabilities	355 — 458 586	1,078 300 — —
US$85,356 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee (US$94,436 as at September 30, 2013)	Other current assets Other long-term assets Accrued liabilities Other long-term liabilities	297 310 2,812 3,019	— — 3,707 4,079
$124,600 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Canadian dollar and the Indian rupee ($142,528 as at September 30, 2013)	Other current assets Other long-term assets Accrued liabilities Other long-term liabilities	1,003 1,643 407 1,105	267 838 2,605 1,549
€27,000 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Swedish krona (€31,000 as at September 30, 2013)	Accrued liabilities Other long-term liabilities	322 232	11 52
€14,500 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Moroccan Dirham (€17,000 as at September 30, 2013)	Other current assets Other long-term assets Accrued liabilities Other long-term liabilities	26 — 4 93	— 26 149 54
€163,000 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the British pound (€nil as at September 30, 2013)	Other current assets Other long-term assets Other long-term liabilities	392 774 4	— — —
Cash flow hedges on unsecured committed term loan credit facility
$1,234,400 interest rate swaps floating-to-fixed ($1,234,400 as at September 30, 2013)	Other long-term assets Accrued liabilities Other long-term liabilities	— 291 1,331	1,354 412 537
Fair value hedges on Senior U.S. unsecured notes
US$250,000 interest rate swaps fixed-to-floating (US$250,000 as at September 30, 2013)	Other long-term liabilities	18,533	13,044

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2013 and 2012	16

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

11.	Financial instruments (continued)

FAIR VALUE HIERARCHY

Fair value measurements recognized in the balance sheet are categorized in accordance with the following levels:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1, but that are observable for the asset or liability, either directly or indirectly; and

Level 3: inputs for the asset or liability that are not based on observable market data.

All financial assets and liabilities measured at fair value are categorized in Level 1, except for derivatives, long-term bonds included in funds held for clients and long-term investments, which are categorized in Level 2.

As at December 31, 2013, there were no transfers between levels of fair value hierarchy used in measuring the fair value of derivatives.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2013 and 2012	17